NEWS RELEASE 07-03	January 11, 2007

FRONTEER’S AURORA WRAPS UP MICHELIN DRILLING WITH MORE POSITIVE RESULTS

Fronteer Development Group Inc. ("Fronteer")(TSX:FRG)(AMEX:FRG) reports that Aurora Energy Resources Inc. ("Aurora") (TSX:AXU), in which Fronteer holds a 47.24% interest, has announced today that the final five holes of the 2006 Michelin drill program have further expanded the wide, high grade centre of the Michelin uranium deposit (“Michelin”). Results demonstrate that the main Michelin shoot remains thick and high grade at depth, and is open for further expansion during the upcoming 2007 drill program. Over the past year, Michelin has rapidly evolved into the anchor asset for both Aurora and the entire Central Mineral Belt.

Drill hole M-06-44, which intersected Michelin at 668 metres depth, returned two parallel zones of mineralization as follows:

  0.20% U3O8 over 21.83 metres including 1.83% U3O8 at 1 metre

  0.13% U3 O8 over 16.00 metres

“The 2006 drilling has extended the Michelin deposit by more than 400 metres,” says, Dr. Mark O’Dea, President and CEO of Aurora. “We are very pleased with these results and look forward to further deposit expansion in 2007.” Highlights from four other new drill holes include the following intervals:

  0.23% U3 O8 over 17.8 metres in M-06-43, including 1.52% U3 O8 at 1.17 metres

  0.11% U3O8 over 39.0 metres in M-06-42

  0.20% U3 O8 over 9.6 metres in M-06-41

  0.31% U3 O8 over 4.6 metres in M-06-38A

For a current long section of Michelin please visit http://www.aurora-energy.ca/files/Michelin07-02.jpg

DRILL HOLE RESULTS

Hole ID	From (m)	To (m)	%U3O8	Interval (m)
M-06-41	635.78	645.42	0.20	9.64
M-06-42	689.00	728.00	0.11	39.00
including	689.00	701.00	0.17	12.00
and incl.	714.00	728.00	0.14	14.00
M-06-43	700.43	718.18	0.23	17.75
incl	707.70	708.87	1.52	1.17
M-06-44	713.75	735.58	0.20	21.83
incl	717.25	718.25	1.83	1.00
and	745.71	761.71	0.13	16.00
M-06-38A	604.26	608.86	0.31	4.60

Reported widths are approximately 85% to 90% of true widths. The company will be updating its NI 43-101 compliant resource for the Michelin and Jacques Lake deposits in the upcoming weeks.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.24% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations J

essica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P. Eng, Vice President - Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.